Exhibit 99.1

Buenos Aires, November 17, 2022

To the

Comisión Nacional de Valores

(Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that Banco de Galicia y Buenos Aires S.A.U. (the “Bank”), a subsidiary of Grupo Financiero Galicia S.A., has been notified of the filing of a class action lawsuit by the Asociación de Usuarios Bancarios Argentinos (ACUBA), a local Argentine association focused on general consumer defense matters (file number 129332).

The class action lawsuit challenges the financing of debit balances registered by Visa and Mastercard credit cards issued by the Bank having payment dates originally scheduled to be between September 1, 2020 and September 30, 2020. In particular, the class action lawsuit alleges that such practices violate the provisions set forth by Communication “A” 7095 of the Argentine Central Bank. The class action lawsuit demands the return of any amounts received by the Bank from such credit card users in connection with the foregoing.

The class action was filed before the National Civil and Commercial Court No. 1, City of Mar del Plata, Buenos Aires Province.

The Bank is analyzing the content and implications of the class action lawsuit. In the event of an unfavorable resolution of the dispute described above, the Bank does not believe that such unfavorable resolution will have a significant impact on the Bank’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.